(Check One):
    |_|  Form 10-K
    |_|  Form 20-F
    |_|  Form 11-K                    UNITED STATES
    |X|  Form 10-Q         SECURITIES AND EXCHANGE COMMISSION
    |_|  Form 10-D               WASHINGTON, D.C. 20549
    |_|  Form N-SAR
    |_|  Form N-CSR                    FORM 12B-25

                               NOTIFICATION OF LATE FILING


                    For Period Ended: June 30, 2006
                    |_|  Transition Report on Form 10-K
                    |_|  Transition Report on Form 20-F
                    |_|  Transition Report on Form 11-K
                    |_|  Transition Report on Form 10-Q
                    |_|  Transition Report on Form N-SAR

                    For the Transition Period Ended:_____________



  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______

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                        PART I -- REGISTRANT INFORMATION


                                microHelix, Inc.
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                             FULL NAME OF REGISTRANT


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                            FORMER NAME IF APPLICABLE


                               19500 SW 90th Court
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            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                               Tualatin, OR 97062
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                            CITY, STATE AND ZIP CODE

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                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form
|X|         could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)   The accountant's statement or other exhibit required by Rule
|_|         12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense.


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                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      TYRAM H. PETTIT              503                          692-5333
    ------------------        -------------            ------------------------
         (NAME)                (AREA CODE)                (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate significant changes in the results of operations for the second quarter of 2006 from the corresponding period of 2005 due to our acquisition of Moore Electronics, Inc. in the second quarter of 2005. Because we have been unable to complete all work necessary with respect to the Quarterly Report on Form 10-QSB for the period ended June 30, 2006, we are not able to reasonably estimate these items at this time.

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                                microHelix, Inc.
            --------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  August 3, 2006                    By /s/ Tyram H. Pettit
                                           -------------------
                                           Tyram H. Pettit
                                           President and Chief Executive Officer







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